Item 77I - Deutsche Variable NAV Money Fund
(a series of Investors Cash Trust)(the
"Fund")
      Money Market Fund Reform
In July 2014, the SEC adopted money market fund reform intended to address potential systemic risks associated with money market funds and to improve transparency for money market fund investors. The
Fund is required to comply with money market reforms by the specified compliance dates, with the latest being October 14, 2016. As a result, the Fund will be required to take certain steps that will impact its structure and/or operations, which could impact the return potential of the Fund. Effective on or about October 14, 2016, the Fund has implemented policies and procedures reasonably designed to ensure the Fund will be able to impose liquidity fees on redemptions and/or redemption gates.

For information, please refer to the Fund's prospectus.

      Stock Split
On or about November 4, 2016, the Fund will implement a 10:1 stock split. This action will enable the Fund to bring the Fund's NAV in line with the NAV's expected on the industry's floating NAV money funds following the SEC's money market reform. Every one of the Fund's outstanding shares will be converted into ten shares. The stock split will have no impact on the overall value of a shareholder's investment in the Fund. Each existing shareholder will hold the same percentage of the Fund's outstanding shares immediately following the stock split as they did before the split.